As filed with the U.S. Securities and Exchange Commission on May 19, 2011

 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-11354
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
Telephone: (212) 319-4800
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor, New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five Certificados de Participacion Ordinarios ("CPOs"), which each represent one Series A common share, no par value, of Kimberly Clark de Mexico, S.A.B. de C.V.	20,000,000	$0.05	$1,000,000	$116.10
CPOs which each represent one Series A common share, no par value, of Kimberly Clark de Mexico S.A.B. de C.V.	100,000,000	0	0	0(3)
(1) Each unit represents one American Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k),  such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.
(3) Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of CPOs.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED
Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (13) and (14)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (8), (12), (13) and (17)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (11), (14) and (16)

	(v)	Sale or exercise of rights	Paragraphs (5) and (12)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (12) and (15)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (16)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (18)

(3)	Fees and Charges		Paragraph (8)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)
Statement that Kimberly Clark de Mexico, S.A.B. de C.V. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.kimberly-clark.com.mx) or through an electronic information delivery system generally available to the public in its primary trading market.
Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Deposit Agreement dated as of June 1, 1992 among KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V., JPMORGAN CHASE BANK, N.A. (formerly known as Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-98595 which is incorporated herein by reference.

(a)(2)	Amendment No. 1 to Deposit Agreement. Previously filed as an Exhibit to Registration Statement No. 333-98595 which is incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement, including form of American Depositary Receipt. Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 19, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Kimberly Clark de Mexico, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on April 12th, 2011.

KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V.

By:	/s/ Jorge Lara Flores
Name:	Jorge Lara Flores
Title:	Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pablo González Guajardo and Jorge Lara Flores and each of them (with full power to each of them to act alone) his true and lawful attorney-in-fact and agent, with the power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated on April 12th, 2011.

Name	Title

/s/Claudio X González Laporte	Chairman
Claudio X González Laporte

/s/Pablo R. González Guajardo	Chief Executive Officer
Pablo R. González Guajardo

/s/Valentín Diez Morondo	Vice Chairman
Valentín Diez Morondo

Name	Title

/s/Jorge Ballesteros Franco	Director
Jorge Ballesteros Franco

/s/José Lois Prieto	Alternate Director to Mark A. Buthman
José Lois Prieto

/s/Emilio Carrillo Gamboa	Director
Emilio Carrillo Gamboa

/s/Antonio Cosío Ariño	Director
Antonio Cosío Ariño

/s/José Antonio Noguera Castillo	Alternate Director to Thomas J. Falk
José Antonio Noguera Castillo

/s/Jesús González Laporte	Alternate Director to Robert Abernathy
Jesús González Laporte

/s/Esteban Malpica Fomperosa	Director
Esteban Malpica Fomperosa

/s/Jorge A. Lara Flores	Alternate Director to Robert W. Black
Jorge A. Lara Flores

/s/Fernando Senderos Mestre	Director
Fernando Senderos Mestre

/s/Alberto Saavedra Olavarrieta	Secretary
Alberto Saavedra Olavarrieta

/s/Jorge Lara Flores	Chief Financial Officer
Jorge Lara Flores	(Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, Nacional Financiera, S.N.C., on behalf of the legal entity created by the Trust Agreement dated November 24, 1989 between Nacional Financiera, S.N.C., as Grantor and Nacional Financiera, S.N.C., as CPO Trustee and acknowledged by S.D.  Indeval, S.A. de C.V., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 Registration Statement on behalf of Kimberly Clark de Mexico, S.A.B. de C.V., are met and has duly cause this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on April 12th, 2011.

Nacional Financiera, S.N.C. As CPO Trustee

By:	/s/ Juan Manuel Altamirano Leon
Name:	Juan Manuel Altamirano Leon
Title:	General Trustee Delegate

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Kimberly Clark de Mexico, S.A.B. de C.V., has signed this Registration Statement in New York, New York, on May 19, 2011.

Depositary Management Corporation

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification